

Mail Stop 3010

April 2, 2010

Ms. Mary A. Tolan
Founder, President and Chief Executive Officer
Accretive Health, Inc.
401 North Michigan Avenue
Suite 2700
Chicago, IL 60611

> **Re: Accretive Health, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 15, 2010**
> **File No. 333-162186**

Dear Ms. Tolan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the final amendment in which you anticipate effectiveness, please remove the legends from both the audit report and the consent.

Summary Consolidated Financial Data, page 7

Balance Sheet Data, page 8

2.   We note that the pro forma financial information does not agree to the respective
        financial statement line items within the pro forma balance sheet on page F-3.
        We note there are differences between what is characterized as pro forma
        adjustments such as the exercise of warrants and the treatment of the liquidation
        preference. Please explain the discrepancy or revise accordingly. In addition,
        clarify the factual basis for assuming the warrants will be exercised.

Risks Related to Our Business and Industry

Personnel issues, such as the inability to attract or retain key employees…, page 13

3.   The liability risk your business faces as a result of actions taken by your
        customers' employees that you manage in performing revenue cycle activities
        appears to be a separate risk than your ability to hire and retain key personnel.
        Please revise to discuss these items separately.

Management
Director Compensation

Stock Options, page 91

4.   We note your compensation committee granted stock options to your current non-
        employee directors in anticipation of the consummation of this offering. Please
        revise the current disclosure to explain how the compensation committee
        determined the size of the stock option grants. Refer to Item 402(a)(2) of
        Regulation S-K.

                                          ******

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require

for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: David A. Westenberg, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP *(via*